BRUCE S. MENDELSOHN

212.872.8117/fax: 212.872.1002

bmendelsohn@akingump.com

January 21, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman

Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:

FriendFinder Networks Inc.
Amendment No. 8 to Registration Statement on Form S-1
Exhibits-Only Filing
File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in connection with Amendment No. 8 to the above-referenced Registration Statement (the “Registration Statement”). FriendFinder Networks Inc. (the “Company”) is filing Amendment No. 8 to the Registration Statement solely for the purpose of filing certain exhibits in response to Comment 4 to the letter dated December 23, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to the Company. Amendment No. 8 to the Registration Statement does not modify any provision of the prospectus that forms a part of the Registration Statement and, accordingly the prospectus has not been included therein. On behalf of the Company, we are authorized to provide the responses contained in this letter.

For your convenience, we have set forth the original comment and response in bold typeface and have also included the Company’s further updated response as of January 21, 2010 in italics below.

Exhibit Index, page II-8

4.

We note your response to prior comment 7.  In your response letter, please confirm that except with respect to any schedules or similar attachments to agreements you are not required to file pursuant to Item 601(b)(2) of Regulation S-K, for each material contract filed as an exhibit, you will file all related schedules and attachments.

The Company confirms that except with respect to any schedules or similar attachments to agreements it is not required to file pursuant to Item 601(b)(2) of Regulation S-K, for each material contract filed as an exhibit, it has already or will file all related schedules and attachments.

January 21, 2010 response updating January 8, 2010 response:

As discussed telephonically with Evan Jacobson of the Staff on January 19, 2010, the Company has re-filed (i) the Stock Purchase Agreement dated September 21, 2007, by and among Various, Inc., The Andrew B. Conru Trust, established November 6, 2001, The Lars Mapstead Trust, established April 18, 2002, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc. and (ii) the Amendment to Stock Purchase Agreement dated December 6, 2007, by and among Various, Inc., Andrew B. Conru Trust Agreement, Mapstead Trust, created on April 16, 2002, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc., as Exhibits 2.1 and 2.2, as these constitute a material plan of acquisition. Pursuant to Item 601(b)(2), the Company has filed a list briefly identifying the contents of all omitted schedules and exhibits to these exhibits, along with an agreement to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

Mark P. Shuman

Division of Corporation Finance

January 21, 2010

The Company has also moved certain exhibits from being filed under Item 601(b)(10) of Regulation S-K to more appropriately being filed under Item 601(b)(4) of Regulation S-K, as these are  instruments defining the rights of holders of long-term debt of the Company.  The Company notes that Exhibits 4.35 through 4.43 and Exhibits 4.52 through 4.56 are instruments with respect to long-term debt of the Company not being registered where the amount of securities issued thereunder does not exceed ten percent of the total assets of the Company. Notwithstanding the fact that these exhibits are therefore not required to be filed with the Commission, the Company is not removing these exhibits as they have previously been filed.

For all exhibits filed as material contracts under Item 601(b)(10), the Company has filed all related schedules and attachments.

*     *     *     *     *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 8 to the Registration Statement and (ii) four blacklined copies of Part II to Amendment No. 8 to the Registration Statement reflecting the changes made to the January 8, 2010 filing of Part II to Amendment No. 7 to the Registration Statement.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

Bruce S. Mendelsohn

cc:

Marc H. Bell